Exhibit 99.1

ABN 82 010 975 612 2806 Ipswich Road Darra Queensland 4076 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

PG545 Phase 1 Clinical Trial Successfully Completes First Patient Cohort

Brisbane, Australia, 15 May 2014. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) is pleased to announce that it has completed treatment of the first patient cohort in its PG545 Phase 1 clinical trial. Progen together with an independent medical monitor and the co-ordinating investigator have reviewed the safety data from this cohort and have agreed to progress to the next higher dose of PG545.

The first group of three patients were treated at the Linear Clinical Research Unit operating out of the Sir Charles Gairdner Hospital in Perth, Western Australia. Each patient in this group received once-weekly 25mg doses of PG545. No dose limiting toxicities or significant adverse events were reported from the group following at least four weeks of treatment. Accordingly, the recruitment of the second group of three patients has commenced. Each of the patients in the second group will receive 50mg doses of PG545 at once-weekly intervals.

Director of Drug Development, Dr Keith Dredge said “we are pleased to see that with the change in the route of drug administration from subcutaneous injection to intravenous infusion, patients in the current clinical trial PG545102 have not experienced the local injection site reactions which led Progen to terminate the previous clinical trial PG545101”.

The study is entitled “an open-label, multi-centre Phase I study of the safety and tolerability of IV infused PG545 in patients with advanced solid tumours”. The study will enrol approximately 25 advanced cancer patients.

The primary objective of the study is the determination of the maximum tolerated dose (MTD) as defined by significant dose limiting toxicity (DLT).

The secondary objectives are:

●	Assessment of the safety and tolerability of PG545 following multiple doses in subjects with advanced solid malignancies;
●	To estimate pharmacokinetic parameters of PG545 and explore pharmacokinetic/pharmacodynamic relationships; and
●	To document any anti-tumour activity observed with PG545

The clinical trial is being carried out at three sites in Australia.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

About PG545

PG545 is a new anti-cancer drug, entirely developed in-house by Progen Pharmaceuticals. PG545 is a heparan sulfate mimetic with the dual mechanism to inhibit growth factors (anti-angiogenesis) and the enzyme heparanase (anti-metastatic). This results in slowing blood vessel growth in tumours, thus starving it of nutrients and blocking cancer cells from spreading throughout the body.

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.